UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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iRobot Corporation
(Exact name of registrant as specified in its charter)
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Delaware	001-36414	77-0259335
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 Crosby Drive Bedford, MA		01730
(Address of principal executive offices)		(Zip code)

Kevin Lanouette
Senior Vice President, General Counsel and Secretary
(781) 430-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

N/A
(Former name or former address, if changed since last report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1— Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In 2024, iRobot Corporation (the “Company” or “iRobot”) contracted to manufacture products in which “conflict minerals” (defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality and production of such products. In accordance with Section 1502, iRobot has performed a reasonable country of origin inquiry (“RCOI”) and undertaken due diligence efforts on minerals that were in iRobot’s supply chain for calendar year 2024 to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (the “Covered Countries”) or were from recycled or scrap sources.
Conflict Minerals Disclosure
Based on inquiries to its contract manufacturers and the key suppliers to those manufacturers, the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were contracted to be manufactured for the Company during the 2024 calendar year.
As of today, based on the Company’s RCOI and due diligence efforts, we do not yet know the source of all Tin, Tantalum, Tungsten and Gold (“3TGs”) in our products and therefore we do not have sufficient information to conclude that any of our products are “DRC Conflict Free.”
The Company engages in the production (through contract manufacturers) and sale of Consumer Robots, which include robotic vacuums and floor cleaners.
For our vacuum and floor cleaner Consumer Robots, we reached out to substantially all component and material suppliers in the supply chain to trace country of origin data. We partnered with a Third Party to collect information sought in the Conflict Minerals Reporting Template (“CMRT”) which was created by Responsible Business Alliance (“RBA”), Global e-Sustainability Initiative (“GeSI”) and Responsible Minerals Initiative. The Third Party partner conducted a RCOI survey and distributed this throughout our identified supply base. Our Third Party partner provided training to suppliers who were unfamiliar with the template and analyzed each CMRT response for completeness, accuracy and applicability to the products we buy from the supplier. From this effort, we collected country of origin and smelter data at the component level.
Since the Company does not yet know the source of all the 3TGs in our products, it is filing the attached Conflict Minerals Report, which describes the Company’s RCOI and due diligence efforts that have been undertaken in connection with attempting to determine the source of the conflict minerals in its products.
The Company’s Conflict Minerals Report has been posted on the Company’s Internet website.
Item 1.02 Exhibit
A Conflict Minerals Report covering calendar year 2024 has been filed as Exhibit 1.01 to this Form SD.
Section 2—Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3—Exhibits
Item 3.01 Exhibits

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

iRobot Corporation

May 30, 2025	By:	/s/ Kevin Lanouette
	Name:	Kevin Lanouette
	Title:	Senior Vice President & General Counsel